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                                                                     EXHIBIT 2.5

$175,000                                                      IRVINE, CALIFORNIA
                                                                    JUNE 1, 2000

         FOR VALUE RECEIVED, the undersigned ("Maker") promises to pay PCMA, Inc., a Nevada corporation, the principal sum of One Hundred Seventy-five Thousand Dollars ($175,000), without interest (except as hereinafter provided in the event of default). The principal and interest, if applicable, shall be payable as provided herein at 30 Sembrado, Rancho Santa Margarita, California 92688, or such other place as the Holder hereof may designate in writing.

         The entire principal balance of this Note shall be due and payable in full three (3) business days after NASD Regulation, Inc., grants its approval for one of its member firms to publish bid and asked quotations for the issued and outstanding common stock of the "Company" (as that term is defined in the Consulting Agreement executed by PCMA, Inc., and the Maker in connection with this Promissory Note [the "Consulting Agreement"]) on the OTC Bulletin Board. Notwithstanding the foregoing, at the election of Maker, the Note and the transactions described in the Consulting Agreement may be canceled at any time after December 31, 2000, in the event that NASD Regulation, Inc., has not granted the specified approval for publication of bid and asked quotations on or before December 31, 2000.

         Maker may prepay this Note in whole or in part at any time or from time to time without penalty or premium.

         This Note is being executed by Maker as payment for the services rendered or to be rendered by PCMA, Inc., pursuant to the terms of the Consulting Agreement. A default under the terms of the Consulting Agreement shall be deemed to be a default under the terms of this Note.

         IT IS AGREED, that if this Note or any payment due hereunder is not paid when due or declared due hereunder, the principal and accrued interest thereon shall draw interest at the default rate of ten percent (10%) per annum, compounded monthly. The Maker and endorsers hereof severally waive protest, notice of non-payment and of protest, and agree to any extension of time of payment and partial payments before, at or after maturity, and if this Note or interest




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thereon is not paid when due, or suit is brought, agree to pay all costs and expenses incurred by Holder in collecting this Note including a reasonable amount for attorney's fees.

         This Note shall be the joint and several obligation of all makers, sureties, guarantors and endorsers, and shall be binding upon them and their heirs, personal representatives, successors and assigns.

AGI LOGISTICS (H.K.) LTD.

By:      /s/ LAM KING KO, ALFRED
         --------------------------------------------
         Lam King Ko, Alfred, President


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